UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Approval of Sale of Petrobras Argentina

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Buenos Aires, May 13, 2016 - Petrobras Argentina SA (Buenos Aires: PESA, NYSE: PZE) informs that Petróleo Brasileiro S.A. – PETROBRAS issued the following Press Release entitled “Approval of Sale of Petrobras Argentina”.

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Approval of Sale of Petrobras Argentina

Rio de Janeiro, May 12, 2016 – Petróleo Brasileiro S.A. – Petrobras, in accordance with the material facts published on January 20, 2016, March 2, 2016, April 8, 2016, and May 3, 2016, announces that its Board of Directors approved, in a meeting held today, the sale of its entire 67.19% shareholding in Petrobras Argentina (PESA), owned by Petrobras Participaciones S.L. (“PPSL”), to Pampa Energía.

The transaction’s base price is US$892 million, equivalent to the value of US$1.327 billion for 100% of PESA. The transaction also included an agreement for subsequent operations for the acquisition of 33.6% of the concession of Rio Neuquen, Argentina, and 100% of Colpa Caranda asset in Bolivia for a total amount of US $ 52 million.

The Rio Neuquen and Colpa Caranda assets have strategic value for Petrobras, because they represent a great potential for natural gas production in the Neuquén Basin, where Petrobras estimates to have large unconventional natural gas reserves (tight gas). It is noteworthy that the subsequent operations related to these assets are subject to approval by the appropriate bodies of deliberation of PESA and the relevant regulatory agencies.

The completion of the transaction is subject to certain typical conditions, including the approval by the relevant regulatory agencies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: May 13, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer